Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Christopher D. Menconi

202.739.5896

cmenconi@morganlewis.com

June 10, 2009

VIA EDGAR TRANSMISSION

Mr. Christian T. Sandoe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment (“PEA”) No. 21
(File Nos. 333-132380 and 811-21864)

Dear Mr. Sandoe:

This letter responds to the oral comments we received from you on May 1, 2009 regarding the Trust’s PEA, which was filed with the Securities and Exchange Commission (“SEC”) on March 16, 2009. The PEA describes WisdomTree DEFA Hedged Fund and WisdomTree Emerging Markets Hedged Fund (the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Funds’ Prospectus and/or Statement of Additional Information.

1.	Comment. The Funds are identified at the beginning of the Prospectus and are not named again until page 7. Please, at a minimum, identify the Funds under “Overview” on page 2. Please consider naming the Funds in connection with the other disclosure before page 7.

Response. The Funds have been identified under “Overview” on page 2 by adding the following language under “Wisdom Tree Trust:” “This prospectus describes the WisdomTree DEFA Hedged Fund and WisdomTree Emerging Markets Hedged Fund.” In addition, the format of the Prospectus will soon be substantially revised in connection with the requirements of recently-adopted amendments to Form N-1A.

2.	Comment. In the third paragraph under the heading “Index Description” on pages 7 and 10, the Prospectus states “Companies must also satisfy specified liquidity and other requirements.” Please disclose what these liquidity and other requirements are.

Response. No change has been made to the disclosure in response to your comment. The language referenced in the comment is included in order to make investors aware that there are other factors, in addition to the key requirements noted, taken into consideration when

Mr. Christian Sandoe

June 10, 2009

determining the components of the indices. As this information is somewhat lengthy, we provide the complete requirements and methodologies of the WisdomTree indices in the “Index Methodologies” section of the WisdomTree public website, currently found here: http://www.wisdomtree.com/library/client-approved-materials.asp. When the indices related to the Funds in this registration statement become live, they will be included in this portion of the website.

3.	Comment. Please confirm that the DEFA Hedged Index and the Emerging Market Hedged Index fall within the exemptive relief provided to the Trust.

Response. WisdomTree has confirmed that the DEFA Hedged Index and the Emerging Market Hedged Index fall within the exemptive relief provided to the Trust.

4.	Comment. The fourth paragraph under the heading “Index Description” on pages 7 and 10 reads more like a description of the Funds’ investment strategies than index descriptions. Please consider whether it would be more appropriate to disclose the information in these paragraphs in another section of the Prospectus.

Response. The heading of those sections has been changed from “Index Description” to “Index and Fund Description.”

5.	Comment. On page 8 under “Primary Investment Risks,” please disclose the specific risks of investing in France and the United Kingdom. On page 11 under “Primary Investment Risks,” please disclose the specific risks of investing in Taiwan.

Response. The title “Geographic Concentration Risk” on pages 8 and 11 will be changed to “Geographic Investment Risk,” the last sentence listing specific countries will be removed from each paragraph, and the paragraph will moved to the “Principal Risk Factors Common to All Funds” section on page 3. In addition:

(i)	the following language has been added after the first sentence in the third paragraph under “Index Description” on page 7: “The Index currently includes a relatively large percentage of companies organized in France and the United Kingdom. This may change from time to time based on the amount of dividends paid by companies in the Index”; and

(ii)	the following language has been added after the first sentence in the third paragraph under “Index Description” on page 10: “The Index currently includes a relatively large percentage of companies organized in Taiwan. This may change from time to time based on the amount of dividends paid by companies in the Index.”

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Christian Sandoe

June 10, 2009

If you have any additional questions or comments, please do not hesitate to contact me or John McGuire at 202.739.5654.

Sincerely,

/s/ Christopher D. Menconi

c:    W. John McGuire, Esq.

       Richard Morris, Esq.

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